UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

FAT BRANDS INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30258N105

(CUSIP Number)

Gregory Fortunoff	Scott Fortunoff	Laurie Fortunoff
49 West 37th Street, New York, NY 10018	49 West 37th Street, New York, NY 10018	49 West 37th Street, New York, NY 10018

Jill Gerstenblatt	Darren Gerstenblatt
49 West 37th Street, New York, NY 10018	49 West 37th Street, New York, NY 10018

Copy to: Robert Sacks, Esq. Ellenoff Grossman & Schole LLP. 1345 Sixth Avenue, 11th Floor New York, New York 10017 (212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2021

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREGORY FORTUNOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 531,646 (See Item 5)
	8	SHARED VOTING POWER (See Item 5)
	9	SOLE DISPOSITIVE POWER 531,646 (See Item 5)
	10	SHARED DISPOSITIVE POWER (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,646 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.59%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SCOTT FORTUNOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 170,000 (See Item 5)
	8	SHARED VOTING POWER 25,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 170,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.32%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LAURIE FORTUNOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 25,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JILL GERSTENBLATT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,785 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 42,785 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,785(See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .29%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DARREN GERSTENBLATT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,999 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 73,999 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,999 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .5%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Amendment No. 2 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2019 (collectively the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D) with respect to the shares of common stock, $0.0001 par value per share (the “Common Stock”) of Fat Brands Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 9720 Wilshire Blvd., Suite 500, Beverly Hills, CA 90212.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Statement is filed by each of the Reporting Persons (as defined below).

(a), (b), (c) and (f). The “Reporting Persons” are:

(i)	Gregory Fortunoff, an executive officer at Jaftex Corporation with a business address at 49 West 37th Street, New York, NY 10018;

(ii)	Scott Fortunoff, an executive officer at Jaftex Corporation with a business address at 49 West 37th Street, New York, NY 10018;

(iii)	Laurie Fortunoff, a wife and mother with a business address c/o Scott Fortunoff at 49 West 37th Street, New York, NY 10018

(v)	Jill Gerstenblatt, an executive officer at Jaftex Corporation with a business address at 49 West 37th Street, New York, NY 10018; and

(vi) Darren Gerstenblatt, a financial advisor at Lenox Advisors with a business address at residing at 530 Fifth Avenue NY NY 10036.

(d) and (e). During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information in this Statement with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Beneficial ownership of the shares of Common Stock shown on the cover pages of and set forth elsewhere in this Statement for each of the Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1), as of September 2, 2021, the group would be deemed to own beneficially (as that term is defined under Rule 13d-3 of the Exchange Act) and may be deemed to have shared voting and dispositive power over an aggregate of 843,430 shares of Common Stock, representing 5.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,636,361 shares of Common Stock outstanding as of July 22, 2021, as set forth in the Issuer’s DEF 14C with a record date of July 22, 2021 and filed with the Securities and Exchange Commission on August 3, 2021), and an additional 167,435 warrants for a total of 14,803,796.

The filing of this Statement and any future amendment by any of the Reporting Persons, and the inclusion of information herein and therein with respect to any of the Reporting Persons shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

(i)       Gregory Fortunoff.

(a) - (c) As of September 2, 2021, Gregory Fortunoff beneficially owned in the aggregate 531,646 (which includes (i) 7,150 shares of Common Stock that Gregory Fortunoff may be deemed to beneficially own as UTMA custodian for his children; and (ii) 82,052 shares of Common Stock that Gregory Fortunoff may be deemed held for the benefit of a family member, including 117,435 warrants exercisable for $5.00 that Greg owns and 50,000 warrants held for such family member at $4.75, constituting approximately 3.59% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,631,361 shares of Common Stock outstanding as of July 22, 2021, as set forth in the Issuer’s DEF 14C with a record date of July 22, 2021 and filed with the Securities and Exchange Commission on August 3, 2021).

(d) and (e). Not Applicable.

(ii)       Scott Fortunoff.

(a) - (c) As of September 2, 2021, Scott Fortunoff beneficially owned in the aggregate 195,000 shares of Common Stock (which includes 25,000 shares of Common Stock beneficially owned with his wife Laurie Fortunoff in a joint account), constituting approximately 1.32% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,631,361 shares of Common Stock outstanding as of July 22, 2021, as set forth in the Issuer’s DEF 14C with a record date of July 22, 2021 and filed with the Securities and Exchange Commission on August 3, 2021).

(d) and (e). Not Applicable.

 (iii)       Laurie Fortunoff.

(a) - (c) As of September 2, 2021, Laurie Fortunoff, beneficially owned in the aggregate 25,000 shares of Common Stock with her husband Scott Fortunoff in a joint account, constituting approximately .2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,631,361 shares of Common Stock outstanding as of July 22, 2021, as set forth in the Issuer’s DEF 14C with a record date of July 22, 2021 and filed with the Securities and Exchange Commission on August 3, 2021).

(d) and (e). Not Applicable.

(v)       Jill Gerstenblatt.

(a) - (c) As of September 2, 2021, Jill Gerstenblatt beneficially owned in the aggregate 42,785 shares of Common Stock, constituting approximately .3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,631,361 shares of Common Stock outstanding as of July 22, 2021, as set forth in the Issuer’s DEF 14C with a record date of July 22, 2021 and filed with the Securities and Exchange Commission on August 3, 2021).

(d) and (e). Not Applicable.

(vi)       Darren Gerstenblatt.

(a) - (c) As of September 2, 2021, Darren Gerstenblatt beneficially owned in the aggregate 73,999 shares of Common Stock, constituting approximately .5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,631,361 shares of Common Stock outstanding as of July 22, 2021, as set forth in the Issuer’s DEF 14C with a record date of July 22, 2021 and filed with the Securities and Exchange Commission on August 3, 2021).

(d) and (e). Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 2, 2021

/s/ Gregory Fortunoff
Gregory Fortunoff

/s/ Scott Fortunoff
Scott Fortunoff

/s/ Laurie Fortunoff
Laurie Fortunoff

/s/ Jill Gerstenblatt
Jill Gerstenblatt

/s/ Darren Gerstenblatt
Darren Gerstenblatt